Filed Pursuant to Rule 433 Registration No. 333-272447 Free Writing Prospectus dated April 29, 2026 to Preliminary Pricing Supplement dated April 29, 2026

Buffered PLUS Based on the Value of the S&P 500® Index due December 5, 2028

Buffered Performance Leveraged Upside SecuritiesSM

Principal at Risk Securities

This document provides a summary of the terms of the Buffered PLUS. Investors must carefully review the accompanying preliminary pricing supplement referenced below, underlying supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

SUMMARY TERMS
Issuer:	Canadian Imperial Bank of Commerce
Underlying Index:	The S&P 500® Index (Bloomberg symbol: SPX)
Stated Principal Amount:	$1,000 per Buffered PLUS
Issue Price:	$1,000 per Buffered PLUS
Pricing Date:	May 15, 2026
Original Issue Date:	May 20, 2026 (3 Business Days after the Pricing Date)
Valuation Date:	November 30, 2028, subject to postponement for non-Trading Days and certain Market Disruption Events
Maturity Date:	December 5, 2028
Payment at Maturity per Buffered PLUS:

●If the Final Index Value is greater than the Initial Index Value:
$1,000 + Leveraged Upside Payment
In no event will the Payment at Maturity exceed the Maximum Payment at Maturity.

●If the Final Index Value is less than or equal to the Initial Index Value but has decreased from the Initial Index Value by an amount less than or equal to the Buffer Amount of 10.00%: $1,000

●If the Final Index Value is less than the Initial Index Value and has decreased from the Initial Index Value by an amount greater than the Buffer Amount of 10.00%:
($1,000 × Index Performance Factor) + $100.00
Under these circumstances, the Payment at Maturity will be less than the Stated Principal Amount of $1,000.
However, under no circumstances will the Buffered PLUS pay less than $100.00 per Buffered PLUS at maturity.

Leveraged Upside Payment:	$1,000 × Leverage Factor × Index Percent Increase
Leverage Factor:	200.00%
Maximum Payment at Maturity:	At least $1,234.10 per Buffered PLUS (at least 123.41% of the Stated Principal Amount, to be determined on the Pricing Date)
Minimum Payment at Maturity:	$100.00 per Buffered PLUS (10.00% of the Stated Principal Amount)
Buffer Amount:

10.00%. As a result of the Buffer Amount of 10.00%, the value at or above which the Underlying Index must close on the Valuation Date so that investors do not suffer a loss on their initial investment in the Buffered PLUS is 90.00% of the Initial Index Value.

Index Percent Increase:	(Final Index Value – Initial Index Value) / Initial Index Value
Index Performance Factor:	Final Index Value / Initial Index Value
Initial Index Value:	The Closing Level of the Underlying Index on the Pricing Date
Final Index Value:	The Closing Level of the Underlying Index on the Valuation Date
CUSIP / ISIN:	13609FJL9 / US13609FJL94
Initial Estimated Value:	Between $939.30 and $959.30 per Buffered PLUS, which is expected to be less than the price to public.
Preliminary Terms:	https://www.sec.gov/Archives/edgar/data/1045520/000191870426011096/form424b2.htm

Hypothetical Payout at Maturity

Percentage Change in Underlying Index	Return on Buffered PLUS
50.00%	23.41%
40.00%	23.41%
30.00%	23.41%
20.00%	23.41%
11.71%	23.41%
10.00%	20.00%
5.00%	10.00%
0.00%	0.00%
-5.00%	0.00%
-10.00%	0.00%
-11.00%	-1.00%
-15.00%	-5.00%
-30.00%	-20.00%
-40.00%	-30.00%
-50.00%	-40.00%
-100.00%	-90.00%

We have filed a registration statement (including an underlying supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read these documents and other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling toll-free at 1-833-931-0275.

Underlying Index

For more information about the Underlying Index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to the Structure of the Buffered PLUS

●The Buffered PLUS do not pay interest and provide a Minimum Payment at Maturity of only 10.00% of your principal.

●The appreciation potential of the Buffered PLUS is limited by the Maximum Payment at Maturity.

●The amount payable on the Buffered PLUS is not linked to the Closing Level of the Underlying Index at any time other than the Valuation Date.

Risks Relating to the Underlying Index

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the Buffered PLUS.

●Adjustments to the Underlying Index could adversely affect the value of the Buffered PLUS.

Conflicts of Interest

●Certain business, trading and hedging activities of us and our affiliates may create conflicts with your interests and could potentially adversely affect the value of the Buffered PLUS.

●There are potential conflicts of interest between you and the calculation agent.

General Risks

●Payments on the Buffered PLUS are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the Buffered PLUS.

●The Bank’s initial estimated value of the Buffered PLUS will be lower than the initial issue price (price to public) of the Buffered PLUS.

●The Bank’s initial estimated value does not represent future values of the Buffered PLUS and may differ from others’ estimates.

●The Bank’s initial estimated value of the Buffered PLUS will not be determined by reference to credit spreads for our conventional fixed-rate debt.

●If CIBCWM were to repurchase your Buffered PLUS after the Original Issue Date, the price may be higher than the then-current estimated value of the Buffered PLUS for a limited time period.

●Economic and market factors may adversely affect the terms and market price of the Buffered PLUS prior to maturity.

●The Buffered PLUS will not be listed on any securities exchange and we do not expect a trading market for the Buffered PLUS to develop.

Tax Considerations

You should review carefully the discussion in “Additional Information About the Buffered PLUS — United States Federal Income Tax Considerations” and “— Certain Canadian Federal Income Tax Considerations” in the accompanying pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus concerning the U.S. and the Canadian federal income tax consequences of an investment in the Buffered PLUS, and you should consult your tax adviser.

2